July 15, 2022

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed April 1, 2022

File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated April 28, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 3 to Form F-1 filed April 1, 2022

Cover Page

1.	We note the references on the cover page and on page 31 that the PRC State Internet Information Office issued the Measures of Cybersecurity Review on July 10, 2021. In light of the final version of the Cyberspace Administration of China’s (CAC) Measures of Cyber Security Review that became effective on February 15, 2022, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company acknowledges the Staff’s comment and revised its disclosure on the cover page to explain how this oversight impacts the Company’s business and offering and that the Company believes that it is compliant with the regulations and policies that have been issued by the CAC as of the date of the prospectus.

2.	Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. We refer to your disclosure that you control and receive economic benefits of the VIE’s business operations throughout the prospectus, including on pages ii, 2, 85 and 124. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and updated references to control or benefits that accrue to the Company because of the VIE to be limited to a clear description of the conditions the Company satisfies for consolidation of the VIE under U.S. GAAP, including on pages ii, 2, 86 and 124 of this Amendment.

Prospectus Summary

Dividends and Distributions, page 3

3.	Please revise your disclosure in the Summary to quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries and the consolidated VIE, and direction of transfer. Your disclosure should make clear if no transfers have been made to date. Please expand your disclosure to discuss your cash management policies, if any. In your summary of risk factors, please also disclose the risks that restrictions on foreign exchange, your ability to transfer cash between entities, across borders, and to U.S. investors and your ability to distribute earnings from the company pose to investors and the operation of your business.

Response: The Company acknowledges the Staff’s comment and revise its disclosure in the Summary to indicate that no cash flows or transfers of other assets have occurred between the holding company, its subsidiaries and the consolidated VIE, and that the Company does not have any cash management policies. The Company also added a risk factor in the summary of risk factors and risk factors section on page 35 of the Amendment to disclose the risks that restrictions on foreign exchange, the Company’s ability to transfer cash between entities, across borders, and to U.S. investors and its ability to distribute earnings pose to investors and the operation of the Company’s business.

Prospectus Summary

Permissions from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors, page 3

4.	We note your disclosure on pages 3 and 31 that as advised by your PRC counsel, you, your PRC subsidiaries and the VIE are not subject to permission requirements from the Chinese Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”) to approve of the VIE’s operations. Please identify outside PRC counsel and file a consent. Alternatively, remove the references and explain the basis for your belief that you are not subject to the review or required to obtain prior approval of the CSRC and CAC. Please also describe all consequences to you and your investors if you, your subsidiaries, or the VIE inadvertently conclude that such permissions or approvals are not required.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on the cover page and pages 3 and 4 of the Amendment to identify its outside PRC counsel, Beijing Dacheng Law Office, LLP (Shanghai), which has already filed a consent as exhibit 23.3 to the Company’s registration statement. The Company also revised the disclosure on page 4 of the Amendment to describe all consequences to itself and its investors if the Company, its subsidiaries, or the VIE inadvertently conclude that such permissions or approvals are not required.

Selected Condensed Consolidated Financial Schedule of Jin Med and Its Subsidiaries and VIE, page 6

5.	We note from your responses to prior comments 2 and 3 that you updated the selected condensed consolidated statements of operations on page 6 of the Amendment to separately present the WFOE from your other subsidiaries. We further note that you have (i) updated the WFOE column to include service fee income from consulting services pursuant to the Exclusive Business Cooperation and Service Agreement, (ii) updated the selected condensed consolidated balance sheet on page 7 of the Amendment to provide a more comprehensive presentation of the consolidating assets and liabilities on a gross basis, and (iii) updated the selected condensed consolidated cash flows on page 8 of the Amendment to present the cash flows of the WFOE and the other subsidiaries separately. Please further revise these statements to remove the “Benefits from VIE and VIE’s subsidiaries”, “Accumulated benefits through VIE and VIE’s subsidiaries”, and corresponding eliminations, as well as the ensuing effects on the condensed financial statements of Jin Medical International Ltd. for periods that pre-date the November 26, 2020 VIE Agreements. In this regard, amounts included in the Jin Med (Cayman Islands), Subsidiary (Hong Kong), and WFOE (PRC) columns prior to November 26, 2020 should be zero or N/A. Also, revise the introductory paragraph to clarify when the VIE Agreements were entered into and why the historical amounts prior to the November 26, 2020 are reflected in the VIE only column. Please address this comment as it relates to your condensed financial information of the parent company as presented in Note 16 beginning on page F-33.

Response: The Company acknowledges the Staff’s comment and revised the “PROSPECTUS SUMMARY - Selected Condensed Consolidated Financial Schedule of Jin Med and Its Subsidiaries and VIE” on page 7 of the Amendment to remove the “Benefits from VIE and VIE’s subsidiaries”, “Accumulated benefits through VIE and VIE’s subsidiaries”, and corresponding elimination for periods that occurred prior to November 26, 2020, the date of the VIE Agreements. We have also revised the introductory paragraph to clarify when the VIE Agreements were entered into and why the historical amounts prior to November 26, 2020 are reflected in the VIE only column. We have further revised the condensed financial information of the parent company as presented in Note 16 beginning on page F-63 to be in conformity with the presentation of the “PROSPECTUS SUMMARY - Selected Condensed Consolidated Financial Schedule of Jin Med and Its Subsidiaries and VIE” and to reflect the fact that the VIE Agreements were effective since November 26, 2020.

Summary of Risk Factors, page 9

6.	We refer to your disclosure of risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, please revise to include specific cross-references for each summary risk to the more detailed discussion of such risks in the prospectus. Please also specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Revise your summary risk factor relating to the risk that the Chinese government may intervene or influence your operations at any time to clarify that the Chinese government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and revised the disclosure to include specific cross-references for each summary risk to the more detailed discussion of the risks relating to its corporate structure and being based in or having the majority of the company's operations in China poses to investors in the prospectus. The Company also revised the disclosures in the Risk Factors section to specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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